                          AMERICAN CENTURY INVESTMENTS
                                4500 MAIN STREET
                          KANSAS CITY, MISSOURI 64111

November 9, 2006

Mr. Howie Hallock
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4720

Re:      Request by American Century Mutual Funds, Inc.
         (the "Registrant") for Withdrawal of N-14/A Filing

Dear Mr. Hallock:

     Please accept this withdrawal  request  pursuant to Securities Act Rule 477 on behalf of the Registrant. The relevant details concerning this request are as follows:

     o    Name  and CIK of  Registrant:  American  Century  Mutual  Funds,  Inc.
          (0000100334)

     o    Accession  number  of  filing  that  is the  subject  of the  request:
          0000100334-06-000108

     o    Circumstances  associated  with the request:  The filer used the wrong
          1933 Act number and will refile using the correct 1933 Act number.

     o    1933 Act Number that was included with the erroneous amendment filing:
          002-14213

     o    No securities have been sold in connection with this offering.

     If you have any  questions  about this filing,  please  contact me at (816)
340-7276.

Sincerely,

/s/ Brian L. Brogan
---------------------------------------
Brian L. Brogan
Vice President and
Associate General Counsel

BLB/dnh